December 2, 2011

VIA EDGAR
Edward M. Kelly
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: China Growth Corporation
        Registration Statement on Form S-1
        Filed October 11, 2011
        File No. 333-177238

Dear Mr. Kelly:

We hereby submit the responses of China Growth Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 1, 2011, to Mingzhuo Tan of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on October 11, 2011 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Form S-1 (“Form S-1 Amendment No. 1”), filed with the Securities and Exchange Commission on December 2, 2011.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

Registration Statement’s Facing Page

1.           The EDGAR system reflects that China Growth’s primary standard classification code is 2860.Please revise or advise

Response: We have updated the EDGAR system with the proper primary standard classification code to reflect the Company’s business activities.

2.           Update your EDGAR company profile to reflect the address and telephone number of your principal executive offices and principal place of business shown here.

Response: We have updated our EDGAR company file to reflect the address and telephone number of our principal executive offices and principal place of business show there.

Prospectus’ Outside Front Cover Page

3.           Because there is no current market for China Growth’s securities, revise the disclosure here and, as appropriate, throughout the prospectus to clarify that the selling shareholders will sell at a specified fixed price per share until the shares are quoted in the OTC Bulletin Board or another specified market and after that at prevailing market prices or privately negotiated prices.  See Item 503(b)(3) of Regulation S-K.

Response: We have revised our disclosure throughout the prospectus to clarify that the selling shareholders will sell at a specified fixed price per share until the shares are quoted in the OTC Bulletin Board or another specified market and after that at prevailing market prices or privately negotiated prices.

We rely on contractual arrangements…page 7; We may be required to obtain approval of the China Securities Regulatory Commission….page 12

4.
Tell us what consideration you have given to filing the consent of your PRC counsel, Han Kun Law Offices, as an exhibit to the registration statement.  See Rule 436 of Regulation C under the Securities Act.  For guidance, you may wish to refer to Question 233.02 in the Securities Act Rules section of our “Compliance and Disclosure Interpretations” available on the Commission’s website.

Response: We consider the legal opinion and consent of our PRC counsel, Han Kun Law Offices are required to be filed with the registration statement. We have included such legal opinion and consent as Exhibit 5.2 and Exhibit 23.3 to Form S-1 Amendment No.1.

Legal Matters, page 67

5.           Provide the address of counsel giving the legality opinion as required by paragraph w. of Schedule A to the Securities Act.

Response: We have provided the addresses of counsels giving the legality opinion as required by Schedule A to the Securities Act on page 69 of Form S-1 Amendment No.1.

Where You Can Find More Information, page 67

6.           We note the “not necessarily complete” language.  Clarify that the prospectus includes thematerial provisions of any contract or any other document filed as an exhibit to the registrationstatement.

Response: We have clarified on page 69 of Form S-1 Amendment No.1 that the prospectus includes the material provisions of any contract or any other document filed as an exhibit to the registration statement.

Undertakings, page II-3

7.           Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

Response: We have included on page II-3 of Form S-1 Amendment No.1 the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

8.           Since this is not a primary offering, the undertaking that you provided under (b) is inapplicable.Please delete.

Response: We have deleted the undertaking previously provided under (b) of Item 17 of Form S-1.

Exhibit 5.1

9.           Please delete the fourth assumption located on page 2 of the opinion.

Response: Our counsel has deleted the fourth assumption located on page of the opinion.

10.
The statement “This opinion is given to the persons to whom it is addresses for their sole benefit….” in the second paragraph after “Qualifications” is inappropriate because purchasers of the securities in the offering are entitled to rely on the opinion.  See Section II.B.3.d. of Staff Legal Bulletin 19 which is available on the Commission’s website, and delete the word “sole”.

Response: Our counsel has deleted the word “sole” from the statement “This opinion is given to the persons to whom it is addresses for their sole benefit….” from the second paragraph of the opinion after “Qualifications”.

11.
The statement “Except with our written consent, it is not to be disclosed to or relied upon by any other person” in the second paragraph after “Qualifications” is inappropriate because purchasers of the securities in the offering are entitled to rely on the opinion.  See Section II.B.3.d of Staff Legal Bulletin 19, and delete the statement.

Response: Our counsel has deleted the statement “Except with our written consent, it is not to be disclosed to or relied upon by any other person” from the second paragraph of the opinion.

12.           Counsel must consent also to being named in the registration statement.  See Section IV of Staff Legal Bulletin 19, and revise.

Response: Our counsel has revised the opinion to include the statement that it consents to being named in the registration statement in the second paragraph of the opinion.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mingzhuo Tan
Mingzhuo Tan
President and Chief Executive Officer